UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS COMPANYS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



Commission file no.    0001092619
                    -----------------


                             QUINCY RESOURCES, INC.
                 (NAME OF SMALL BUSINESS COMPANY IN ITS CHARTER)


               Nevada                                    98-0218264
------------------------------------         ----------------------------------
  (State or Other Jurisdiction of            (I.R.S.Employer Identification No.)
  Incorporation or Organization)


          1327 Laburnum Street
   Vancouver, British Columbia, Canada                    V6J  2W4
------------------------------------------          ---------------------
 (Address of Principal Executive Officer)                (Zip Code)


                                  (604) 736-7481
                         ------------------------------
                          (Company's Telephone Number)


Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:


                    Common Stock, par value $0.001 per share
               --------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

ITEM                                                                      PAGE
----                                                                      ----
                                     PART 1

             Glossary of Geological and Technical Terms                    3

Item 1       Description of Business                                       8
Item 2       Management's Discussion and Analysis or Plan
               of Operation                                                24
Item 3       Description of Property                                       26
Item 4       Security Ownership of Certain Beneficial
               Ownership and Management                                    27
Item 5       Directors, Executive Officers, Promoters and
               Control Persons                                             29
Item 6       Executive Compensation                                        31
Item 7       Certain Relationships and Related Transactions                31
Item 8       Description of Securities                                     34

                                    PART 11
Item 1       Market Price of and Dividends on the Company's
               Common Equity and Other Stockholders Matters                35
Item 2       Legal Proceedings                                             35
Item 3       Disagreement With Accountants and Financial Disclosure        35
Item 4       Recent Sales of Unregistered Securities                       36
Item 5       Indemnification of Directors and Officers                     36

                                    PART F/S
             Financial Statements                                          38

                                    PART 111
Item 1       Index to Exhibits                                             47
Item 2       Description of Exhibits                                       47


                        --------------------------------


                       DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference:        None

                   GLOSSARY OF GEOLOGICAL AND TECHNICAL TERMS

Aeromagnetic prospecting - A technique of geophysical exploration of an area using an airborne magnetometer to survey that area.

Andesite - Fine grained intermediate volcanic rock.

Anomaly - Deviation from a general rule, method, or analogy; abnormal.

Azimuth - Direction of a horizontal line as measured on a an imaginary horizontal circle, the horizontal direction reckoned clockwise from the meridian plane of the observer, expressed as the angular distance between the vertical plane passing through the point of observation and the poles of the Earth and the vertical plane passing through the observer and the object under observation.

Azurite - A monoclinic mineral; forms virtreous azure crystals; a supergene mineral in oxidized parts of copper deposits associated with malachite.

Batholiths - A large, generally discordant plutonic mass that has more than 40 square miles of surface exposure and no known floor. Its formation involves magmatic processes.

Bedded - A mineral fixed firmly into another rock formation.

Bedrock - The solid rock underlying superficial formations.

Bleb - A vesicle, blister, bubble.

Boreal - Of or pertaining to Boreas; hence, northern.

Breccia - A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix

Brecciated - Converted into, characterized by, or resembling a breccia

Chalcopyrite - The main copper ore, CuFeS2. A widely occurring mineral found mainly in veins.

Chert   -  A   hard,   dense,   dull  to   semivitreous,   microcrystalline   or
cryptocrystalline   sedimentary  rock,  consisting  dominantly  of  interlocking crystals of quartz.

Crystalline - Resembling a crystal; clear, transparent, pure.

Crystallization - The process through which crystalline phases seprate from a fluid, or a dispersed state.

Core - A cylindrical section of rock, usually 5 to 10 cm in diameter and up to several meters in length, taken as a sample of the interval penetrated by a core bit and brought to the surface for geologic examination and/or laboratory analysis.

Diabase - A partly crystalline rock of the composition of gabbro.

Dyke - A sheet-like body of igneous rock intrudes; or an ore body is formed in older rocks.

Electromagnetic - Of, pertaining to or produced by electromagnetism.

Electromagnetism - Magnetism developed by a current of electricity.

Epizone - the uppermost depth zoneo f metamorphism, characterized by low to moderate temperatures and hydrostatic pressures with low to high shearing stress.

Esker - A narrow ridge or mound of gravelly and sandy drift, deposited by a subglacial stream.

Euhedral - Said of a mineral grain that is completely bounded by its own rational faces, and whose growth during crystallization of recrystallization was not restrained or interfered with by adjacent grains.

Facies - A term of wide application, referring to such aspects of rock units as rock type, mode of origin, composition, fossil content, or environment of deposition.

Feldspar - Constitutes 60% of the Earth's crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil.

Felsic - Term used to describe light colored rocks containing feldspar.

Fold - A curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage. A fold is usually a product of deformation, although its definition is descriptive and not genetic and may include primary structures.

Foliation - Act or process of forming into a leaf or leaves.

Gabbro - A course-grained (plutonic) dark colored igneous rock.

Galena - The most important ore of lead, PbS, found in hydrothermal veins and as a replacement mineral.

Geophysical surveying - The exploration of an area in which geophysical properties and relationships unique to the area are mapped by one or more geophysical methods.

Glaciofluvial - Pertaining to the meltwater streams flowing from wasting glacier ice and esp. to the deposits and landforms produced by such streams, as kame terraces and outwash plains; relating to the combined action of glaciers and streams.

Glaciolacustrine - Pertaining to, derived from, or deposited in glacial lakes; esp. said of the deposits and landforms composed of suspended material brought by meltwater streams flowing into lakes bordering the glacier, such as deltas, kame deltas, and varved sediments.

Granite - A plutonic rock in which quartz constitutes 10% to 50% of the felsic components and in which the feldspar ratio is generally restricted to the range of 65% to 95%.

Granitic - Pertaining to or composed of granite.

Graphite - Soft, black native carbon of metallic luster.

Greenschist - A schistose metamorphic rock whose green color is due to the presence of chlorite, epidote, or actinolite.

Grid - A mapped out area consisting of parallel wires displaying distance.

Group - A group (one or more) Formations of approximately the same age.

Igneous rock - Rock formed by the solidification of molten material that originated within the Earth.

Infrastructure - Structure produced at a depp crustal level, in a plutonic environment, under conditions of elevated temperature and pressure, which is characterized by plastic folding, and the emplacement of granite and other migmatitic and magmatic rocks.

Input - That which is put in.

Kettle - A depression in the ground surface formed by the melting of a large, detached block of stagnant ice wholly or partly buried by glacial drift.

Lapilli - Pyroclastics that may be either essential, accessory, or accidental in origin, of a size range that has been variously defined within the limits of 2mm and 64mm. The fragments may be either solidified or still viscous when they land.

Lava - Fluid rock such as that which issues from a volcano.

Lithology - The character of a rock described in terms of its structure, color, mineral composition, grain size and arrangement of its component parts.

Mafic - Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.

Magnetometer - An instrument for measuring magnetic intensity. In ground magnetic prospecting, an instrument for measuring the vertical magnetic intensity; in airborne magnetic prospecting, an instrument for measuring the total magnetic intensity.

Malachite - A monoclinic mineral that occurs with azurite in oxidized zones of copper deposits.

Meta - indicates a sedimentary or igneous rock has been metamorphasized.

Metamorphism - The mineralogical, chemical and structural adjustment of solid rocks to physical and chemical conditions that have generally been imposed at depth below the surface zones of weathering and cementation, and that differ from the conditions under which rocks in question originated.

Monoclinic System - All point groups characterized by lattices with two crystallographic axes at right angles and one axis inclined.

Oxide - A binary compound of oxygen with an element.

Peridotite - A general term for a coarse-grained plutonic rock composed chiefly of olivine with or without other mafic minerals.

Phenocryst - A term for large crystals or mineral grains within the matrix or groundmass of a porphyry

Plutonic rock - igneous rock formed deep within the Earth under the influence of high heat and pressure.

Porphyry - An igneous rock of any composition that contains obvious phenocrysts in a fine- grained groundmass.

Precambrian - Designating the earliest division of geological history or the rocks formed during this time.

Pyrite - The most widespread sulphide mineral, chemical formula: FeS2.

Pyroclastic - Produced by explosive or aerial ejection of ash, fragments and glassy material from a volcanic vent.

Pyrrhotite - A mineral, Fe1-xS, found in basic igneous rocks, pegmatites and contact metamorphic rocks.

Quartz - A form of silica occuring in hexagonal crystals or in crystalline masses.

Rhyolite - Fine-grained to glassy light colored volcanic rocks.

Schistosity - The foliation in schist or other coarse-grained, crystalline rock due to the parallel, planar arrangement of mineral grains of the platy, prismatic, or ellipsoidal types.

Sedimentary rock - A rock resulting from the consolidation of loose sediment that has accumulated in layers.

Sericitic - A white, fine-grained potassium mica occuring in small scales as an alteration product of various alluminosilicate minerals, having a silky luster, and found in various metamorphic rocks.

Sphalerite - The main ore of zinc, ZnS, found in metasomatic deposits with galena, hydrothermal vein deposits, and in replacement deposits.

Spinifex texture - Interpenetrating lacy elongate olivine crystals in komatiite, commonly considered to have been formed by quenching.

Stringer - Ahorizontal timber to connect uprights in a frame.

Sulfide - A compound of sulfur with an element.

Terrain - A tract or region of ground immediately under observation.

Till - Dominantly unsorted drift deposited by and underneath a glacier without reworking by meltwater, and consisting of clay, silt, sand, gravel and boulders.

Tridymite - A monoclinic and triclinic mineral in felsic volcanics.

Tuff - A general term for all consolidated pyroclastic rocks.

Ultramafic - Said of an igneous rock composed chiefly of mafic minerals

Volcanic Rock - A generally finely crystalline or glassy igneous rock resulting from volcanic action at or near the Earth's surface, either ejected explosively or extruded as lava.

Volcanism - The process by which magma and its associated gases rise in the crust and are extruded onto the Earth's surface and into the atmosphere.

Volcanogenic - The production of a vent in the surface of the Earth through which magma and associated gases and ash erupt.

Wisp - A small bunch or bundle, as of hay, straw, or the like.

                                     PART 1


Quincy Resources, Inc. (the "Company") is filing this Form 10-SB on a voluntary basis to:

     1    provide current, public information to the investment community;

     2 to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Company's securities, and

     3 to comply with prerequisites for listing of the Company's securities on NASDAQ.

ITEM 1.           DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE COMPANY

     The Company was incorporated on May 5, 1999. The Company has no subsidiaries and no affiliated companies. The executive offices of the Company are located at 1327 Laburnum Street, Vancouver, British Columbia, Canada, V6J 2W4 (Tel: 604-736-7481).

     The Company is engaged in the exploration of mineral properties. (see Part 1, "Exploration of the QUINCY Claim"). No ore body has been discovered and no substantial exploration has been done on its mineral claim. The Company is purely an exploration company. There is no assurance that any ore body will ever be found and that the Company will have sufficient funds to undertake the exploration work required to identify an ore body.

     Management anticipates that the Company's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the OTC Bulletin Board.

     The Company owns one mineral property known as the `QUINCY' claim. It does not presently own any other mineral properties. The Company holds the rights to the minerals on the Quincy property until May 31, 2001. The land itself is owned by the Province of Ontario (known as the "Crown"). The Company undertook an exploration program on its claim in October 1999 in the amount of $2,759 which has resulted in the claim being maintained in good standing until May 31, 2001. For future years the Company will either have to pay cash-in-lieu of $2,200 each year or else perform work on the property.

     The Company has no revenue to date from the exploration of its mineral property, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop the Company's mineral property to a stage where a decision can be made by management as to whether an ore body exists and can be successfully brought into production. The Company anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Managements Discussion and Analysis or Plan of Operations"), but there can be no assurance that the Company will be successful in obtaining additional capital for exploration activities from the sale of its capital stock or in otherwise raising substantial capital.

PLANNED BUSINESS

     In addition to exploring and developing, if warranted, its mineral property, the Company plans to seek out additional mineral properties either by way of purchase, staking or joint venturing. (See Part 1, Item 2 - Management's Discussion and Analysis or Plan of Operation").

     Much of the discussion contained in this section is "forward looking" in that actual results may materially differ from the Company's plans as currently contemplated. Information concerning all the factors associated with the Company is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE
UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

     All dollar amounts shown in this document are stated in US dollars unless otherwise noted.

EXPLORATION OF THE QUINCY CLAIM

     The Company retained William Waychison, P. Geo. of Timmins, Ontario, to summarize the geology and mineral potential on its mineral claim near Timmins, Ontario. His report is dated October 28, 1999. The mineral claim was staked May 31, 1999 by Frank Renaudat on behalf of the Company and named "QUINCY".

     The Claim covers 16 metric units (986 acres) located within the central portion of English Township, Porcupine Mining Division, near the town of Timmins, Ontario.

     The Company was incorporated on May 5, 1999 and engaged the services of Frank Renaudat to "stake" a mineral claim for it in the central portion of English Township, Porcupine and Mining Division area of Ontario.

     "Staking" of a claim is the method used by the ministry of mines for the Province of Ontario in verifying title to the minerals on Crown property. The individual staking a claim, known as the "staker" inserts a post or stake into the ground of unstaked property and defines this post as the corner post or "identification" post. A serial pre-numbered tag, purchased from the Ministry of Northern Development and Mines (a department of the Ministry of Mines of Ontario), is affixed to the post and the date and time of inserting the post into the ground is recorded on it as well as the proposed name of the claim. The staker is required to walk in a line in one directions from the stake and another line at a 90 degree angle from the original walk starting at the corner post for another 1500 feet. Upon completion of these two walks the staker records the number of units being staked upon the metal tag on the corner post. This information is recorded on a 4 foot Post Mineral Claim form and filed with the Ministry of Northern Development and Mines.

     The Company has not identified any other mineral properties for staking and, therefore, has only the QUINCY property. It is the intention of management to identify other properties of merit in the future but to date none have been identified.

PROPERTY DESCRIPTION, LOCATION AND ACCESS

     The Ferrier Creek Property comprises a single, unsurveyed, 16 unit claim (986 acres) numbered 1212816 and located in the central portion of English Township, Porcupine Mining Division, Ontario. The property was recorded on May 31, 1999 by Frank Renaudat of 392 Toke Street, Timmins, Ontario. Assessment work in the amount of $ 6,400 is due on or before May 31, 2001 to maintain the property in good standing. Title to 100% of the Ferrier Creek Property is registered with the Ontario Provincial Mining Recorder's Offices in Sudbury, Ontario in the name of Quincy Resources Inc.

LOCATION & ACCESS

     The property lies approximately 28 miles due south of Timmins, Ontario in NTS quadrant 42A/3 and has as its center the approximate UTM co-ordinates of 480350m E and 5323500m N (or geographical co-ordinates of 48(Degree) 04' 47" north latitude and 81(Degree) 15' 53" west longitude).

     An all weather, two lane gravel road, which is the southern extension of Pine Street South, accesses the property and traverses the western four claim unites in a north south fashion. Road distance along this road from the intersection of Highway 101 and Pine Street in downtown Timmins, to a point 775 feet east of claim post 4 along the northern boundary of the property, is 32 miles. This road is generally plowed during the winter to the Saw Mill Cafe situated approximately 3.1 miles south of the property near the southern boundary of English Township. A secondary, single lane gravel road provides driveable access to the southern and southeastern portion of the property.

     An older winter road trending north to northeast through the central portion of the property is heavily overgrown (along with shorter old drill roads) and difficult to impossible to follow on the ground.

CLIMATE, LOCAL RESOURCES AND PHYSIOGRAPHY

     The climate of the region is similar to that for the nearby City of Timmins and can be characterized by long cold winters and short warm to hot summers. Five months of the year have an average daily temperature below 32(0)F while for two months the average daily mean temperatures are above 59(Degree)F. Climatic statistics recorded between 1955 and 1990 for the Timmins Region indicate the maximum and minimum daily temperatures for the coldest month and warmest months are as indicated in the following table.(source: City of Timmins, Timmins Economic Development Corporation web site. Original data was done in celcius.)

---------------------------------------------------------------------------------------------------
COLDEST/WARMEST MONTH     AVERAGE DAILY MAXIMUM ((DEGREE)F)    AVERAGE DAILY MINIMUM ((DEGREE)F)
---------------------------------------------------------------------------------------------------
Coldest Month: January                   12.4                                -10.6
---------------------------------------------------------------------------------------------------
Warmest Month: July                      75.7                                 50.5
---------------------------------------------------------------------------------------------------

     The total annual precipitation for the region is 3.5 inches of which the average rainfall is 2.3 inches with the balance accounted for as snowfall precipitation that averages 1.4 inches.

     The property is generally flat with a local topographic relief of 15 to 30 feet. An esker occurs north of the Ferrier Creek Property and trends NE-SW as it crosses the NW corner of the property. West of the Property the esker changes to more a N-S direction. The gravel road accessing the Quincy property approximates the esker to a point about 660 feet north of the property. A secondary old lumber road approximates this point and can be seen to follow the esker and cross the northwest corner of the property near claim post 4. Sandy glaciofluvial/glaciolacustrine deposits occupy the area to the southeast of the esker and underlie all the property.

     Bedrock exposure is generally poor other than a few small exposures located east of the main gravel road and south and southeast of the largest kettle lake situated in the center of the property. Water is readily available and occurs as small clay-lined, kettle lakes and pot hole depressions that generally feed Ferrier Creek. The latter drains the area in an eastward direction and eventual flows north as part of the Hudson Bay watershed.

     The forest cover is typical of a boreal area underlain by either sandy rises or flat wet terrain and includes areas of both jackpine with minor quantities of spruce, balsam, birch and poplar as well as areas of black spruce, cedar and tamarack swamp. Most of the three to four claim units within the southeast portion of the property have been logged and scarified.

     Other then the existing roads that have been noted there is no other infrastructure on the property. The nearest source of electricity is the Ontario Hydro transmission line linking Timmins and Subury, which trends azimuth 165(Degree) and occurs 1.6 miles east of the property.

     There are no known impediments to mineral exploration or exploitation.

HISTORY

GENERAL

     English Township and area have been prospected for gold and iron since the 1920's with the first discovery of gold made during the 1930's by a J.C. Nelson. During the late 1940's and 1950's, with the advent of airborne geophysical techniques and increased use of ground geophysics, the search emphasis was redirected towards asbestos deposits and nickel sulfide deposits associated with ultramafic bodies. With the discovery of the Kidd Creek copper-zinc volcanogenic massive sulfide ("VMS") deposit in 1964, mineral exploration efforts were redirected for base metal VMS deposits associated with felsic volcanic rocks within the township.

PAST EXPLORATION

     Summaries for work conducted on properties now overlain in whole or in part by the Ferrier Creek Property are mentioned as follows. The airborne electromagnetic ("AEM") compilation includes both an Input Mark VI Survey flown for Granges Exploration Canada Inc. and a Geotem Survey flown for the Ontario Geological Survey.

1949-1953:        Dominion Gulf Company ("DGC")
           o      DGC flew an aeromagnetic  survey over the region.  Results are not reported although it is referenced in follow-up groundwork conducted on claims DGC subsequently staked in Semple Township in the south.

1962-1963:        Hollinger Consolidated Gold Mines Ltd. ("Hollinger")
           o      Hollinger  staked  a block  of 8  claims  in  central  English
                  Township that approximates the north-south  central portion of
                  Quincy's  16 unit (986  acres)  property.  A  detailed  ground
                  magnetic   survey   employing  an  Alkania  Gfz  torsion  wire
                  magnetometer and a dip angle electromagnetic ("EM") survey were conducted over 13 miles of grid. Readings were obtained at 100-foot intervals along east-west lines having a 200 foot separation.

                  The magnetic results indicated a strong magnetic high to define a complexly folded area having a southeast trending axis to occur between two small lakes within the central part of the current Quincy property. Multiple short or single point EM anomalies approximate this magnetic high and indicate that the survey was done at an acute angle to the anomalies. A second area of anomalous EM values occur within the southern portion of the current Quincy claim, at approximately 300-450 feet southwest of a small pond at the junction of a creek feeding Ferrier Creek. As with the above described anomalous EM area, this smaller area also flanks an area of magnetic high values.

           o During 1962 Hollinger drilled 6 short Holes (of an average length of 65 feet) for a total length of 391 feet. Other than Hole #E4 that was dyked out, all the holes reported encountering green altered lava. Narrow streaks, patches or minor disseminated pyrite was noted in Holes #E1, #E2 and #E5. Hole #E1 reported streaks and splashes of pyrite with a little chalcopyrite from the bedrock interface at 2.9 feet to the 15 feet core length ("c.l.") as well as a 11 inch section of heavy pyrite at c.1 of 18.9 feet.

                  During 1963 Hollinger drilled an additional hole, #E3-2A, having a core length of 474 feet. The hole appears to have been collared just south of the Ferrier Creek Property and would lie east of the AEM anomalies subsequently detected by others. Given the high magnetic response of the iron formation ("IF") in this area the absolute position of the Hollinger grid and Hole #E3-2A may not be as indicated. The Hole is reported to have encountered rhyolite between core length of 298 to 369 and again between 462 feet and the end of the Hole at 474 feet. The latter intercept reported the fragments becoming more sericitc and lighter in color towards the end of the Hole. The positive indication of alternation was not persued.

1972-1974:  Dowa Mining Co. Ltd. ("Dowa")
           o      In  1972,  Dowa  staked  their  English  3-3  Property,  which comprises 9 claims and covers the core area of Hollinger's former property. Following a program of prospecting, geological mapping and minor dynamite trenching (Armand Aube, Timmins prospector, pers. Comm. July 1999), Dowa completed one AQ-sized drill hole during 1972 for a core length of 499 feet. No records of the field work are filed for assessment purposes.

                  Dowa reports Hole No. 1 encountered dominantly rhyolite tuff and fragments. Two andesite unites are reported between core lengths of 125.6 - 162.4 feet and 174.8 - 206.2 feet. An analysis of a 3.8 feet section of andesite (at c.1. of 136.4 feet) containing quartz veining with minor galena, pyrite and a honey colored mineral thought to be sphalerite returned 22.61% Iron. Although not indicated by Dowa, given what others have reported in this area, Dowa's andesite is very likely magnetite-bearing Iron Formation. The Dowa sample in question also revealed 0.25% Copper, nil Zinc, and 8.5% Sulphur. Only two other short samples are reported to have been analyzed for a total core length of 5.6 feet. This is despite that an unsampled 5.9 feet section of magnetite-poor rhyolite at a core length of 383.6 feet is reported to contain 10 to 49% sulfides consisting of mostly pyrite with minor chalcopyrite and pyrrhotite.

           o      In 1974, Dowa reports  drilling Hole No 2 for a core length of
                  374.2 feet. A different person was responsible for logging this hole. Diabase is reported to occur near surface either side of an oxide IF (23.3-82.8 feet) containing up to 20% pyrrhotite. The remainder of the hole is reported to be felsic tuff and fragmentals with a second IF and associated andesite tuff between core lengths

                  233.7-266.6 feet. Only two assays from the first IF are reported for this hole. The results indicated 0.036% Copper over 8.49 feet.

1973-1976:  Granges Exploration A.B. ("Gragnes")

           o In 1973, Granges contracted Questor Surveys Limited to conduct a combined airborne magnetic and electromagnetic (Input Mk VI) survey employing a fixed-wing aircraft. Terrain clearance of the plane was approximately 400 feet. The survey was completed over all or parts of 13 townships including English Township. The flight lines were oriented both N-S and E-W and had a separation of approximately1/8 mile and a mean AEM sensor altitude of 150 feet.

                  Several moderately strong Input AEM anomalies with magnetic correlation were detected within and near the Quincy property.

                  Granges staked six single unit claims to cover an isolated cluster of Input anomalies centered 465 feet north of the Quincy property. This claim block extended south to include the northern part of the present claim.

                  Granges also staked a block of 28 single unit claims commencing within the southern 480 feet of Quincy's present property and continuing in a southwest direction for approximately 6.83 miles. This claim block covers two clusters of Input anomalies. The northern cluster of Input anomalies commences within the southern 465 feet of the present Quincy property and continues in a southwest direction for an additional 1400 feet. The second cluster of SW trending Input anomalies commences approximately 0.9 miles SW of the present southern boundary.

1995:             Essex Minerals Company ("Essex")
           o      Following the unexpected  expiry of certain of Granges claims,
                  W.G. Wahl Limited ("Wahl") restaked 49 claims within four townships including that of English Township. Wahl reported the claims covered areas of favorable geology over which anomalous Input anomalies had been identified by Granges. The claims were subsequently optioned to Essex. On behalf of Essex, Wahl established a grid and conducted geological and geophysical surveys over 4 units. The latter approximated the northern part of the former Granges holdings and was situated north of the current Quincy property in central English
                  Township.

                  W.G. Wahl, P.Eng. reported that "at 444Hz the conductivity thickness is about 30mhos and the conductor is at an indicated depth of 200 feet. At the frequency of 1777Hz the conductor shows no out-of-phase response and as a result the conductivity width could not be determined. This configuration indicates that the causative body is an excellent conductor." Magnetic survey results indicated a positive correlation and an indicated depth of 70 feet. Wahl attributed the variance in estimates to "a possible `blind' conductor not exposed at the bedrock surface or some current gathering which disturbs the depth estimates." The conductor was attributed to graphite and/or sulfides and recommended for drilling. There is no record of the hole having been drilled.

1989-1990:        BHP-Utah Mines Ltd. ("BHP")
           o`     During  1989-1990  BHP  conducted  a  geological  mapping  and prospecting  program over their 16 single claim unit property.
                  The BHP property covered an area that approximates the Quincy property. No map or report of this work is recorded in the assessment files other than a portion of their geological map that is used as a drill hole location plan.

           o During 1990 BHP completed one drill hole (FC-1-90) for a length of 405 feet. The hole intersected felsic tuff and lapilli tuff with a cherty and magnetite IF between core lengths 70.1 feet and 179 feet. The IF is described as locally highly brecciated with angular chert fragments up to 1.2 inches. One such angular fragment at 145 feet is reported to display spinifex textures. The reported sulfides within the IF include up to 5% pyrrhotite as rounded blebs (<= 0.6 inches), bands, grains and wisps and fine euhedral disseminated pyrite, at times rimming cherty fragments. The hole also encountered a peridotite with chill margins (at 239 feet-290 feet) and a terminated in diabase dyke (at 390 feet to end of hole at 425 feet).

GEOLOGY

REGIONAL GEOLOGY

     English Township and surrounding area lie in the west-central portion of the Abitibi Subprovince of the Superior Province. The abitibi Subprovince, is an Archean assemblage of dominantly volcanic rock with lessor sediments and intrusions that extends in a NE direction for in excess of 500 miles from the SE shore of Lake Superior to beyond the mining community of Chibougamau, Quebec.

     Two cycles of volcanism have been defined within the west-central portion of the Abitibi. In general terms, each cycle has a lower ultramafic volcanic unit, an overlying mafic unit, and an upper unit intermediate to felsic volcanic rocks. Iron formation is extensively associated with the intermediate to felsic metavolcanics unit occupying the upper unit of the lower cycle. It is this intermediate to felsic unit that occupies all of the Ferrier Creek Property. On a regional scale the upper portion of the lower cycle has also been locally correlated with the Porcupine Group Sediments while the top of the upper cycle has been locally correlated with the Timiskaming Group of sediments and alkalic volcanism.

     Pyke (1978) notes that pretectonic gabbroic and minor related ultramafic intrusions are largely confined to the lower volcanic cycle. Minor epizonal felsic intrusions occur throughout the area and are reported to be a probable subvolcanic derivation. Diabase dykes are numerous, generally trend northwardly in several set orientations, and are early to late Precambrian Age.

     All rocks within English Township and environs have been regionally deformed and generally exhibit greenschist metmorphism. Recent studies indicate that the area experienced five major deformations.

LOCAL GEOGRAPHY

     West of English Township, the Kenogamissi Batholith is associated with the D3 deformation in the region. In English Township, the D3 deformation translates into a well-developed foliation and alignment of lithologies near the batholith in a general northwardly direction parallel to its contact.

     Recent efforts to correlate stratigraphy within Ontario have labeled the N-trending upper portion of the lower volcanic cycle which underlies most of English Township (and all of the Ferrier Creek Property) to be the Bartlett assemblage. This assemblage consists of intermediate to felsic metavolcanic rock dominated by felsic fragmentals and characterized by the presence of cherty oxide- and lesser sulfide-facies iron formation.

In a report dated in 1984, E.Bright indicated the following:

     "A lower unit of interbedded oxide-and sulfide-facies iron formation occurs in the central part of the sequence, and an upper unit of predominantly oxide facies iron formation lies near the top of the sequence (near its contact.) Individual iron formation units range in thickness from several centimetres to 60m, but most are less then 9m...The lower oxide-and sulfide iron formation outcrops sporadically in north-central, central (Ferrier Creek Property) and southeastern English Township. ... Sulfide-facies iron formation consists of disseminated grains and stringers of pyrrhotite and pyrite in thinly bedded chert, in massive to thinly bedded felsic tuff, and in the matrix and fragments of associated unites of chert-breccia and felsic breccia."

     The Bartlett assemblage has been correlated with the Eldorado assemblage, which crops out around the Shaw Dome centered in Shaw Township to the north. Both assemblages contain a significant component of iron formation and felsic fragmental rock, but differs in that ultramafic flows are apparently lacking in the Bartlett assemblage. This may not be universally true if the observations made by BHP-Utah Mines in their drill hole FC-1-90 are correct. The latter hole was drilled on the Ferrier Creek Property and described a fragment displaying spinifex textures (at a core length of 156 feet) within a brecciated iron formation (86.4-179 feet). Furthermore, the hold encountered a peridotite intrusion between 237-291 feet only feet to the east of the iron formation. These points take an added significance given that the Eldorado assemblage is also host to at least five komatite-associated, nickel-copper sulfide deposits and several showings along the southern side of the Shaw Dome. In all but one of these Nickel occurences the mineralization is spatially associated with spinifex textures which reflect an extrusive origin, and suggest the nickel sulfide mineralization is of a magmatic-volcanogenic-exhalative type of origin.

MINERALIZATION

     E. Bright notes that the first notable mineral discovery within the immediate region was made during the 1930s by J.C. Nelson who discovered a gold-bearing quartz stinger zone on his claims in west central English Township. This occurrence is known as the Boychuk-West Muskasenda Group.

     Since Nelson's discovery, several additional gold showings have been located in English Township, however, the bulk of the exploration has been directed at base-metal exploration. Although no economic mineral deposits have been outlined to date in English Township, the Texmont Ni-discovery in Geikie Township to the north and the Southman Nickel-discovery in

Southman Township to the south have encouraged the search for base-metal mineralization in English Township.

SAMPLING AND ANALYSIS

     A short traverse was conducted during the property visit of July 17, 1999 to an area approximate 4/10 mile east of the gravel road near the center of claim 1212816. This area contains several small shallow rock exposures. Location control was provided by both pace and compass traversing and use of a Garmin GPS unit. Two outcrops of cherty banded (oxide) iron formation (samples 5970 & 5971) were located, prospected and grab samples were collected from each location. Locally the iron formation displays drag folding as shown at sample location 5970 below. This confirms the iron formation is folded as indicated by the AEM anomalies for this area. Both observed outcrops of iron formation displayed a NE-SW strike and dips of approximately -55 degrees north. Malachite stains and trace chalcopyrite were also discovered at both locations.

     In addition, the gravel access road and a minor gravel road near the southern claim boundary were prospected and grab samples collected from rock exposures. A small flat, sterile outcrop of medium-grained gabbro containing 1-2% disseminated magnetite (sample 5972) was located along the east-side of the main gravel road. An oxidized rubble-outcrop of mafic volcanic rock (sample
5973) was located along the N-side of the gravel road situated near the southern boundary of the property. At this location, a thin quarz-feldspar porphyry intrusion trends azimuth 095(Degree). The porphyry contains 1-2mm euhedral quartz (after tridymite) and feldspar phenocrysts and displays sericite alteration developed along the foliation planes. Approximate sample locations and descriptions are summarized in below.

Samples collected on July 17, 1999 on Ferrier Creek Property:

-------------------------------------------------------------------------------------------------------------
SAMPLE NO      UTM EASTING  UNIT
                            NORTHING     UNIT NAME             COMMENTS
-------------------------------------------------------------------------------------------------------------
5970           480 140E     5323 522N    Oxide cherty  banded  S-folded   an   N-dipping   IF.    Dominantly
                                         iron formation (IF)   magnetite  (Mt)  cherty  banded  IF with 1-3%
                                                               pyrite    (Py)   along    fractures,    minor
                                                               chalcopyrite (Cpy) and malachite stains
-------------------------------------------------------------------------------------------------------------
5971           480 160E     5323 560N    Oxide cherty  banded  Oxide  (Mt)   cherty  If  with  2-3%  Py  and
                                         iron formation (IF)   pyrrhorite (Po) along foliation planes.
                                                               Displays malachite stains. Strike: NE/SW with
                                                               dip 55 degrees N. Old grid line to North.
-------------------------------------------------------------------------------------------------------------
5972           479 800E     5323 300N    Gabbro                Small flat outcrop  along east side of gravel
                                                               access road 1-2% Mt
-------------------------------------------------------------------------------------------------------------
5973           480 150E     5322 700N    Mafic volcanic flow   North  Side of access  road;  magnetic  mafic
                                                               flow with quartz-carbonate veining, 1% Mt, and
                                                               1-3% disseminated Py; overburden thin and
                                                               locally oxidized.
-------------------------------------------------------------------------------------------------------------
5974           480 150E     5322 700N    Quartz-feldspar       North   side   access   road;   thin,   grey,
                                         porphyry              quartz-feldspar    porphyry   dyke   trending
                                                               azimuth   095%;    1-2mm   euhedral   quartz;
                                                               sericite along foliation.
-------------------------------------------------------------------------------------------------------------

ANALYSIS

     Four of the five grab samples collected during the property visit were submitted for analyses for 24 elements including Copper, Zinc and Nickel. These included sample numbers 5970, 5971, 5973 and 5974. A sterile sample of medium-grained gabbro that was collected as grab sample 5972, was not included for analysis.

     All samples were analyzed by XRAL Laboratories, a Division of SGS Canada Inc., 1885 Leslie Street, Don Mills, Ontario M3B 3J4. Each sample underwent a sample preparation consisting of drying and crushing to a -2mm (-10 mesh) size. The samples were subsequently riffled and split to produce a 250gm sub-sample, which was pulverized to a -200 mesh pulp employing a chrome steel puck and ring mill.

     All samples were analyzed for 24 elements employing an Inductively Coupled Plasma (ICP-90) technique after a Sodium Peroxide Fusion digestion.

     Samples 5970 and 5971 returned geochemically anomalous copper (Cu) values of 437 and 976 ppm Cu and high iron (Fe) values of 14.6 and 9.34% respectively. A check of sample 5970 returned 501 ppm Cu and 16.4% Fe. Both samples (5970 &
5971) were oxide-facies, cherty banded iron formation. The absolute Fe values are considered normal but low for an iron formation and reflect the cherty nature. Sample 5970 contained 1-3% pyrite along fractures with trace chalcopyrite and visible malachite with sample 5971 contained 2-3% pyrite along the foliation/bedding plane and also contained malachite stains and trace chalcopyrite. The anomalous Cu results of both samples are attributed to the visible Cu mineralization noted in the samples. No other significant anomalous values were identified.

     All samples were personally collected by the William Waychison and stored in new 5 mil thick polyethylene bags. Samples remained in the possession of Waychison and were personally delivered to XRAL Laboratories in Don Mills, Ontario on July 21, 1999. A representative piece of each of the four samples submitted for analyses was retained by Waychison for future reference.

     XRAL Laboratories is a member of the SGS Society Generale de Surveillance Group, the world's largest inspection and testing organization with head office based in Geneva, Switzerland. SGS operates in 140 countries with a network of 335 subsidiaries, 341 laboratories, more than 1,220 offices and over 36,000 employees.

CONCLUSIONS

o The Ferrier Creek Property comprises one (1) stake claim of 16 units covering 986 acres, more or less, situated in English Township, Ontario, approximately 31 miles south of the mining community of Timmins. The property is registered in the name of Quincy Resources Inc.

o The property is situated east of the Kenogamissi Batholith, and contains several AEM anomalies that are clustered as small groups strung out along a North South trend. The anomalies are attributed to a regional oxide and sulfide-facies, cherty iron formation associated with felsic pyroclastics and fragmentals within the central portion of the Bartlett assemblage. The cherty IF on the Ferrier Creek property has copper mineralization observed on surface and has returned a best base-metal drill intercept of 0.295% Zinc, 0.02% Copper over 3.3 feet.

o Both Eeas-West and North-South flight lines may identify different and additional AEM anomalies. This suggests the lithologies are locally folded and that a single survey direction within the folded areas would not provide proper EM coupling and location of the anomalies.

o Only a very small section of the AEM anomalies has been tested within the environs of the Ferrier Creek Property. This area occurs south of a small kettle lake in the center of the claim 1212816 and contains within a 50m radius a cluster of eight (8) of the ten (10) holes drilled on the property by former exploration companies. A ninth hole occurs only 320 feet away. In addition, the holes are very short and generally did not test beyond the oxide and lesser sulfide-facies following a ground follow-up, and which remains untested, is located within 640feet north of the North West-quarter of the Ferrier property.

o Recent age dates for a felsic member of the Bartlett Assemblage in North Eeast English Township has revealed a date older (2727 +/-1.5Ma) than that recorded for the Kidd Creek massive sulfide deposit (2710-14 Ma) and similar to felsic metavolcanic rocks (2730-2724 Ma) occupying the footwall of regionally extensive iron formations located west of the Kenogamissi Batholith. The latter IF hosts the Shunsby Occurrence (873,00 tonnes grading 5% Zinc, 1.2% Copper) and several other showings of base-metal mineralization.

o Also, the Bartlett assemblage has been correlated with the Eldorado assemblage, which hosts at least five komatiite-associated, nickel-copper sulfide deposits and several showings along the southern side of the Shaw Dome centered in Shaw Township to the north. The Ni-komatiitic associated deposits have a postulated magmatic-volcanogenic-exhalative type of origin. They also generally contain felsic fragmentals and sulfide chery iron formation within their footwall. Ni-komatiitic mineralization also occurs at the Texmount deposit associated with the upper iron formation of the Bartlett assemblage. This deposit occurs about 11km East North East of the Quincy property. Although no komatiitic-associated, Ni-mineralization has been recorded to spatially occur near the lower iron formation of the Bartlett assemblage, ultramafic intrusions have been intersected metres to the east of the iron formation in a drill hole on the Ferrier Creek Property. This same hole also described a sediment anomalies which occur within two small lakes near the southeast corner of Quincy claim 1212816, suggest that komatiitic-associated, Ni-mineralization may occur within the area. The source of the anomalies may be associated with untested AEM anomalies near the south boundary of the property.

RECOMMENDATIONS

     The available data for Quincy Resources Inc.'s Ferrier Creek Property in English Township has been reviewed, analyzed and evaluated. No mineral deposits are known to exist on the property, however, most of the AEM anomalies on or near the Quincy property have not been tested. It is also shown that these anomalies are, at least in part, associated with cherty iron formation which both contains base-metal mineralization and is of the same age as a major period of hydrothermal iron formation generation with locally associated (Zinc-Copper-Silver) base-metals of economic significance. In addition, Ni-Sulfide, komatiitic-associated mineralization having a near similar geological setting as that reported for Quincy's property occurs within the region and unexplained Cobalt & Nickel in lake sediment anomalies located near the South East corner of Quincy claim 1212816 may possibly be due to similar mineralization occurring on Quincy's property.

     Based upon Waychison independent review, analysis and evaluation of the data available at the time of preparation of his report and as presented in his report, it is the writer's qualified judgement that the character of the property is of sufficient merit to make the following exploration program a worthwhile undertaking to further advance the mineral potential of the property. The recommended program is in two phases and would cost an estimated $34,500.00 for Phase 1 and $82,750.00 for Phase 2. Both phases would be directed at evaluating both the base-metal (Zinc-Copper-Silver) potential of sulfide sections of the cherty iron formation, as well as Ni-sulfide mineralization which may be associated with komatiitic units in proximity to the iron formation.

     Phase 1 would secure AEM targets on adjacent land and employ an integrated geophysical program of magetics and transient electromagnetic (TEM) surveys. It is recommended that to better delineate the folded iron formation, a total field magnetometer survey be conducted over a grid of 0.63 mile-length, East-West lines at 320 feet intervals and along seven 1.9 miles-length North-South lines spaced at 320 feet intervals between 320 feet west and 1/2mile east of the North-South base line.

     It is also recommended to conduct a TEM survey. The TEM survey would cover the grid with three 0.63 miles square loops with internal survey lines at 330 feet intervals. The TEM survey is both less sensitive than other EM systems to EM coupling problems due to poor conductor orientation, and is better capable of defining and discriminating between potential base-metal (Zinc-Copper-Silver) volcanogenic massive sulfide sections (ie. Medium channel decays) of the iron formation and potential Ni-sulfide minerlization (ie. Late channel decays) associated with serpentized komatiitic units near the iron formation. Phase 1 would also include a thorough evaluation of the geophysical results and definition of any positive targets which should be recommended for follow-up with drilling to advance the mineral potential of the property.

     Phase 2 is conditional upon the definition of positive drill targets during Phase 1 and would comprise a 0.9 miles NQ-sized diamond drill program. NQ-sized holes are recommended (in preference to the slightly less expensive BQ-sized holes) both for their larger sample size and the greater stability for hole orientation. The latter point is important given the known local folding, which may increase hole deviation. Sulfidic sections of core should be split with half submitted for analysis for Zinc, Copper, Nickel and Cobalt.

COST ESTIMATES

     The approximate costs to implement the recommendations presented for Phase 1 is $34,500.00 and for Phase 2 $82,750.00. The details of each phase and the associated costs are itemized below. Unit costs are current rates for Timmins based companies and individuals, and are expressed in American dollars.

PHASE 1

Claim Staking:              20 units (as 2 blocks 4x2 and 4x3) @ $69/unit               $   1,380
Line cutting:               36.3 miles @ $331/mile                                      $  12,020
Magnetometer Survey:        33 miles  @ $110/mile                                       $   3,630
Transient EM (TEM) Survey:  14 days @ $907/mile                                         $  12,700
Geophysical Interpretation:  4 days @ $450/day                                          $   1,800
                                                                                         --------
                                                                       Sub Total        $  31,530
                                                              Contingency 11.9%         $   2,970
                                                                                         --------

                                                                       Total            $  34,500
                                                                                         ========


PHASE 2

Drilling:                  5000 feet @ $11/foot                                         $ 55,000
                           Ancillary costs (20%)                                        $ 10,700
Supervision & Logging:     30 days @ $270/day                                           $  8,100
Report Preparation:        10 days @ $270/day                                           $  2,700
                                                                                        --------
                                                                       Sub-Total        $ 76,500
                                                                Contingency 9.5%        $  6,250
                                                                                        --------

                                                                       Total            $ 82,750
                                                                                        ========


     The Company does not have the funds to either start or finish Mr. Waychison's recommendations. To have the funds available the Company will either accept advances from its directors or officers, obtain institutional funding or issue some of its capital stock. At present the Company has made no arrangements to do any of these three methods of fund raising.

COMPANY'S MAIN PRODUCT

     The Company's main product is the sale of commercial and precious minerals that can be extracted once the mineral property has been explored. Since the property has yet to be explored by the Company there is no guarantee any ore body will ever be found.

COMPANY'S EXPLORATION FACILITIES

     The Company has no plans to construct a mill or smelter on the QUINCY claim until an ore body of reasonable worth is found (which may be never).

     While in the exploration phase, the crew of the Company will be living in the town of Timmins due to its close proximity to QUINCY claim and to avoid building any permanent facilities.

RECENT EXPLORATION WORK BY THE COMPANY ON THE TIMMINS MINERAL CLAIM

     In May 1999, the Quincy claim block was laid out and staked to encompass prospective ground in the center of English Township. The objective, for the prospecting program, is to re-locate old showings, old workings or geological structures of merit to determine whether further mineral exploration is warranted.

     Waychison explored a large section of the claim noting various outcrops and anomalies. The actual cost of prospecting the claim was $1,900 which will be applied to maintain the claim in good standing until May 31, 2001.

RISK INHERENT IN MINERAL PROPERTIES

     The Company and its shareholders are aware of the following risks:

1.   NO KNOWN ORE BODY

     The QUINCY claim does not contain a known body of commercial ore and, therefore, any program conducted on these properties would be an exploratory search for ore. An ore body may never be found on the property.

2.   EXPENDITURES MAY NEVER FIND AN ORE BODY

     There is no certainty any expenditures made in the exploration of the Quincy claim will result in discoveries of commercial quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

3.   FUNDS FOR EXPLORATION MIGHT NOT BE AVAILABLE

     Resource exploration is a speculative business in that a company might not be able to raise any funding subsequent to the initial capital.

4.   INSIGNIFICANT MINERAL DEPOSIT

     The Company might discover a mineral deposit which might not be the size and grade to ensure profitability when mined. It requires a certain number of tones and grade of the ore to ensure profitable operations and if these two factors are not present the Company will not be able to proceed.

5.   MARKETING FACTORS BEYOND THE CONTROL OF THE COMPANY

     The marketability of any minerals acquired or discovered may be affected by factors beyond the control of the Company. For example, fluctuations of the price of commercial minerals, the nearest to the claim of milling facilities, governmental regulations, cost of labor and equipment, taxes and quotas on production and selling, etc. Any of these factors will have an impact on the Company's operations and its profitability.

6.   COMPETITION WITHIN THE MINING INDUSTRY

     Competition within the mining industry is very competitive. The Company will have to compete with other companies who are better known and have more available funds. The Company might find it difficult to obtain financing or stake properties of merit.

7.   MINING INVOLVES A HIGH DEGREE OF RISK.

     Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or which it may not elect to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

8.   ENVIRONMENTAL CONCERNS

     Prior to commencing mining operations on any of its properties, the Company must meet certain environmental requirements. Compliance with these requirements may prove to be difficult and expensive. The Company might be liable for pollution if it does not adhere to the requirements. Environment concerns relate to the use and supply of water, the animal life in the area, fish living in the streams, the need to cut timber and removal of overburden; being the soil above the hard rock. No building or fixtures of any form can be erected without the prior approval of the district inspector for Ontario. The cost and effect of adhering to the environment requires are unknown to the Company at this time and cannot be reasonably estimated.

9.   TITLE TO THE CLAIM.

     While the Company has obtained the usual industry standard title reports with respect to the Quincy claim, this should not be construed as a guarantee of title. This property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Certain of the claims may be under dispute and resolving of a dispute may result in the loss of all of such property or a reduction in the Company's interest therein.

10.  CONFLICT OF INTEREST

     Some of the Directors of the Company are also directors and officers of other companies and conflicts of interest may arise between their duties as directors of the Company and as directors, officers of other companies. Even with full disclosure by all the directors and officers, the Company cannot insure that it will receive fair and equitable treatment in every transaction.

11.  QUALIFICATION ON GOING CONCERN BY THE AUDITORS

     The Company's auditors, in the audited financial statements attached to this Form 10-SB, has qualified their audit opinion on whether the Company will be able to raise sufficient funds to complete its objectives and, if not, indicates that the Company might not be able to continue as a going concern. Without adequate future financing the Company might cease to operate.

12.  NO SURVEY HAS BEEN PERFORMED

     The QUINCY claim has never been surveyed and, accordingly, the precise location of the boundaries of the property and ownership of mineral rights on specific tracts of land comprising the property may be in doubt.

13.  CONCENTRATION OF OWNERSHIP BY MANAGEMENT.

     The management of the Company, either directly or indirectly, owns 4,000,000 shares. It might be difficult for any one shareholder to solicit sufficient votes to replace the existing management. Therefore, any given shareholder may never have a voice in the direction of the Company.

14.  MINING EXPERIENCE BY MANAGEMENT

     Other than Adam Smith, none of the other directors of the Company has had any mining experience.

L.   OTHER MINERAL PROPERTIES

     The Company has not found any other mineral properties either for staking or purchasing but will seek other mineral properties during the next year so to diversify its holding since, the Company does not presently have the financial capacity to do so. Any staking and/or purchasing of mineral properties may involve the issuance of substantial blocks of the Company's shares. The Company has no intentions of purchasing for cash or other considerations any mineral properties from its officers and/or directors.

EMPLOYEES

     As at July 31, 2000, the Company did not have any employees either part time or full time. Initially the Company does not wish to bear the burden of carrying full time employees especially during periods when it is difficult to work on the property due to weather conditions.

     The executive officers identified the Quincy claim, incorporating the Company, obtaining the assistance of professionals as needed, identifying potential investors to contribute the initial "seed capital", coordinating various filing requirements and other matters normally performed by the executive officers without any compensation. The Company has given recognition in the financial statements for the period ended April 30, 2000 to this contribution by expensing $6,000 for services of the President and crediting capital contribution for a like amount.

     The Company is not a party to any employment contracts or collective bargaining agreements. The Ontario area has a relatively large pool of people experienced in exploration of mineral properties; being mainly geologists and mining consultants. In addition, there is no lack of people who have experience in working on mineral properties either as laborers or prospectors. Initially the Company will use independent workers and consultants on a part time basis.

COMPETITION

     In Canada there are numerous mining and exploration companies, both big and small. All of these mining companies are seeking properties of merit and availability of funds. The Company will have to compete against such companies to acquire the funds to develop its mineral claim. The availability of funds for exploration is sometimes limited and the Company might find it difficult to compete with larger and more well-known companies for capital. Even though the Company has the rights to the mineral on its claim there is no guarantee it will be able to raise sufficient funds in the future to maintain its mineral claim in good standing. Therefore, if the situation occurs that it does not have sufficient funds for exploration the claim might lapse and be staked by other mining interests. The Company might be forced to seek a joint venture partner to assist in the development of its mineral claim. In this case, there is the possibility that the Company might not be able to pay its proportionate share of the exploration costs and might be diluted to an insignificant carried interest.

     Even when a commercial viable ore body is discovered, there is no guarantee competition in refining the ore will not exist. Other companies may have long term contracts with refining companies thereby inhibiting the Company's ability to process its ore and eventually market it. At this point in time the Company does not have any contractual agreements to refine any potential ore it might discover on its mineral claim.

     The exploration business is highly competitive and highly fragmented, dominated by both large and small mining companies. Success will largely be dependent on the Company's ability to attract talent from the mining field. There is no assurance that the Company's mineral expansion plans will be realized.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The discussion contained in this Item 2 is "forward looking" in that actual work performed on the Company's mineral property may differ from the recommended work program as set forth in the geological report dated October 28, 1999 by William Waychison, P. Geo. Factors that could cause the work program to differ are described throughout this Form.

PLAN OF OPERATION

     To date the Company has concentrated on the QUINCY claim. In the future, the Company will seek to investigate other mining properties to determine which ones are of merit and are of interest to the Company. Subject to the availability of financing, the Company will seek to increase its inventory of mineral properties and, if acceptable to management, enter into joint venture agreements to develop various other mineral properties of merit. (See Part 1, Item 1 - "Description of the Business"). The Company will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Company will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Company does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Company. In the absence of such financing, the Company may be unable to put its plans into effect.

LIQUIDITY AND CAPITAL RESOURCES

     As at April 30, 2000, the Company had $567 of assets, and $1,175 of liabilities of which $100 is due to the President of the Company. The cash equivalent as at April 30, 2000 was $567.

     The Company has no contractual obligations for either lease premises, employment agreements or work commitments on the QUINCY claim and has made no commitments to acquire any asset of any nature.

     Operational and administrative expenses of the Company for 2000 are projected to be approximately $6,050 which will comprise audit ($1,500), filing fees with regulatory authorities -Edgar ($1,800), transfer agent's fees ($2,000) and miscellaneous ($750). The QUINCY claim is in good standing until May 31, 2001 and, if warranted, the Company need not spend any money on its claim until that date. The current cash position is not sufficient to pay the above noted expenses but, if required, the officers and directors can advance additional funds to the Company.

     Since May 5, 1999, the date of inception, the Company has incurred the following expenses:

      Audit and accounting                           (i)            $    3,325
      Bank Charges                                  (ii)                   100
      Consulting                                   (iii)                 1,000
      Geology report                                (iv)                 1,950
      Incorporation costs written-off                (v)                   670
      Management fee                                (vi)                 6,000
      Office and miscellaneous                     (vii)                   441
      Rent                                        (viii)                 3,600
      Staking costs                                 (ix)                 1,105
      Telephone                                      (x)                 1,200
      Transfer agent's fees                         (xi)                 2,344

      Travel expenses                              (xii)                 2,313
                                                                       -------

                           Total expenses for the period              $ 19,506
                                                                       =======


(i)   Audit and accounting - $3,325

The Company had its financial statements audited as at April 30, 2000, as attached to this Form 10-SB. The accounting and preparation of a working paper file for submission to the auditors was prepared by the Company's Accountant.

(ii)  Bank changes - $110

Monthly service charges for operating the account as charged by the Bank of Montreal.

(iii) Consulting- $1,000

The Company incurred various costs associated with the preparation of corporate minutes, filings with Internal Revenue Services, and other required corporate documents.

(iv)  Geology report - $1,950

The Company engaged the services of William Waychison, P. Geo., to write a report to the Company detailing the mineralization on the Quincy claim and recommending a future work program. This report was completed on October 28, 1999 and has been summarized in this Form under the heading of "Exploration of QUINCY Claim."

(v)   Incorporation costs written-off - $670

The Company has treated the cost of incorporation as a period cost and has written it off as an expense in the current period rather than capitalize it and amortization it over a period of time.

(vi)  Management fee - $6,000

The Company has not paid any fees to its directors or officers during the current period. Nevertheless, the Company realizes that there is a cost involved in the directors and officers devoting time and effort to the affairs of the Company. Therefore, a management fee of $3,000 has been expensed and credited to capital contribution during the current period.

(vii) Office and miscellaneous - $441

Office and miscellaneous expense represents the printing of cheques for use by the Company, photocopying and fax charges.

(viii) Rent - $3,600

The Company uses the personal residents of the Secretary Treasurer of the Company as an office. No charge has been incurred by the Company. Nevertheless, the Company recognizes that there is a cost to using an office and therefore has expensed $3,600 and credited to capital contribution a similar amount.

(ix) Staking costs - $1,105

The Company engaged the services of Frank Renaudat to stake the QUINCY claim in the Timins area of Ontario.

(x)  Telephone - $1,200

The Company has not incurred any telephone charges to date. Nevertheless, the Company recognizes the fact that there is a telephone cost to operating a business and therefore has expensed $1,200 with an offsetting credit to capital contribution. This expense was determined on the fair market value of operating a telephone line and for an eleven month period.

(xi) Transfer agent's fees - $2,344

Transfer agent's fees comprise $1,200 as the annual fee paid to maintain an account with the transfer agent and $1,144 for preparation and issuance of share certificates. The Company has treated for accounting purposes the annual fee of $1,200 as a period cost and has written it off in the current period rather than amortizing it over the entire year.

(xii) Travel Expenses-$2,313

The Company has increased costs in having its management and consultants arrange for the staking of the Quincy claim and other related travel expenditures.

     Management estimates that the current funds on hand will not be sufficient to allow the Company to undertake an exploration activities on the Quincy claim. The funds required over the next several months will be for filing fees, accounting and general office expenses. Nevertheless, the Company will have to raise additional fund to remain as a going concern.

     The only three methods available to the Company to obtain further funding are as follows:

     a) Advances from its directors and officers sufficient to enable the Company to undertake some, but not all, of the recommendations set forth by Mr. Waychison. No commitment on the part of the directors or officers has been made to date;
     b) Obtain institutional financing based on the personal guarantees of the Company's officers and directors. The directors and officers have not considered this method at the present time; and
     c) Insurance of the common stock of the Company either to existing shareholders or to the general public. No plans at the present time has made to obtain funding from this source.

     Management does not believe the Company's operations have been materially affected by inflation.

ITEM 3. DESCRIPTION OF PROPERTY

     The Quincy claim consists of one 16 unit metric claim (986 acres) situated within the English Township mining camp, 28 miles due south of Timmins, Ontario. The property is 100% owned by the Company.

     The Quincy claim is situated in a generally flat terrain. The property ranges from an elevation of 15 to 30 feet. The entire property, being situated on the Canadian Shied, is considered northern territory, characterized by long cold winters and short warm to hot summers.

There are creeks that flow through the property and gravel roads which allow an easier access to the property.

OFFICES

     The Company's executive offices are located in 1327 Laburnum Street, Vancouver, British Columbia, Canada. The office is located in the personal residence of the President of the Company. There is no charge to the Company for office but an imputed charge of $3,600 has been expensed during the current period with an offsetting entry to capital contribution. The Company realizes it will require an office once it has started exploration work on the Quincy claim, but has yet to choose the office's location.

INCORPORATION IN THE STATE OF NEVADA

     The Company incorporated in the State of Nevada rather than British Columbia because of tax reasons. For example, both the Federal and Provincial Governments impose tax on any profits made. This corporate tax could range as high as 51% of net income. In addition the Province of British Columbia has an annual capital tax based on the number of shares outstanding. By having a Nevada-based company, the Company, if its ex-provincially incorporates in British Columbia, will only be subject to a 15% withholding tax as set forth in the Canada/US Tax Treaty.

OTHER PROPERTY

The Company does not own any other property other than the rights to the minerals located on the Quincy claim.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN
                  BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock as of August 31, 2000.

     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------
Common                   RAYMOND MILLER                           2,000,000                19.95%
Shares                   301-1323 Merklin Street
                         White Rock British Columbia
                         Canada, V4B 4C2

Common Shares            ADAM SMITH                               1,000,000                 9.97%
                         1327 Laburnum Street
                         Vancouver, British Columbia
                         Canada, V6J 2W4

Common Shares         GORDON KRUSHNISKY                          1,000,000                  9.97%
                      1088 Ferguson Road
                      Delta, British Columbia
                      Canada, V4L 1X1

Common Shares         KEN RANDOMSKY                                550,000                  5.49%
                      840-15355-24th Avenue
                      White Rock, British Columbia
                      Canada, V4A 2H9

Common Shares         KAREN FORD                                   545,000                  5.44%
                      PO 2136
                      Princeton, British Columbia
                      Canada, V0X 1W0

Common Shares         MARION SEPT                                  540,000                  5.38%
                      19188-84th Avenue
                      Surrey, British Columbia
                      Canada, V4N 3G5

Common Shares         ANITA WOLFE                                  535,000                  5.33%
                      4364 Woodcrest Road
                      West Vancouver, British Columbia
                      Canada, V75 2W1

Common Shares         KLAUS VAN EYK                                530,000                  5.28%
                      68-5850, 177B Street
                      Surrey, British Columbia
                      Canada, V3S 4J6

Common Shares         CHARLENE ABRAHAMS                            525,000                  5.23%
                      9248 203rd
                      Surrey, British Columbia
                      Canada, V1M 2M9

(1) As of August 31, 2000 there were 10,026,500 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

(3) These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one year, Mr.Smith, President of the Company, could sell 1% of the outstanding stock in the Company every three months. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There is "stock transfer" instructions placed against these certificates and a legend has been imprinted on the stock certificates themselves.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of August 31, 2000.

     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------
Common                    Adam Smith                              1,000,000                   9.97%
Shares                    1327 Laburnum Street
                          Vancouver, British Columbia
                          Canada, V6J 2W4

Common                    Gordon Krushnisky                       1,000,000                   9.97%
Shares                    1088 Ferguson Road
                          Delta, British Columbia
                          Canada, V4L 1X1

Common                    Raymond Miller                          2,000,000                  19.95%
Shares                    301-1323 Merklin Street
                          White Rock, British Columbia
                          Canada, V4B 4C2

Common                       Directors and Officers as a          4,000,000                  39.89%
Shares                             Group


     (1) As of August 31, 2000 there were 10,026,500 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

     (2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons. None of the directors or officers have any options, warrants, rights or conversion privileges outstanding.

     (3) Gordon Krushnisky is Secretary Treasurer and Director of the Company and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Krushnisky could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's directors and executive officers, as of June 30, 2000, are listed in the table below. Directors are elected at the Company's annual meeting of stockholders. They hold office until their successors are elected and qualified. The Company's officers, responsible to the Board of Directors, are appointed annually by the Board.

                                                                         Term as
                                                                         Director
           Name                         Position Held                    Expires
          ------                        -------------                    --------
    Adam Smith                      President and Director                 2000

    Gordon Krushnisky               Secretary Treasurer and                2000
                                     Director

    Raymond Miller                   Director                              2000

     ADAM SMITH, 40, was educated at the University of British Columbia where he obtained a Bachelor of Arts degree in Philosophy before undertaking the Canadian Securities Course. Mr. Smith became employed with Georgia Pacific Securities Ltd., a local firm of stock brokers, where he administered various retail accounts. He left the brokerage house and became an analyst for Groom Capital Advisory Inc. until 1996 when he became a self employed financial consultant. His public company experience comprises of Palladium Resources Inc., an Alberta Stock Exchange listed public company, where he was the president. During this same period of time he was a director of two Vancouver Stock Exchange public companies; Novadex International Inc. and Pacific Falcon Resources Ltd. His experience with OTC Bulletin Board companies comprised of being President and Direcotr of Goldking Resources Inc. He is no longer a director or officer of Goldking Resources Inc.

     GORDON KRUSHNISKY, 35, upon graduation from high school undertook various courses in computer system technology from Vancouver Vocational Institute. After graduation in 1984 he became partners with his brother in International Laser Games, a private British Columbia incorporated company. His responsibilites included equipment upgrading and maintenance. In 1997 he became a computer analyst for London Drug Stores Ltd. and now has been promoted to Assistant Manager - Computer Departments.

     RAYMOND MILLER, 61, served in the R.C.N.V.R. Navy, afterwards in 1954 he worked in the Hotel Business in Whitehorse, Yukon until 1957. He was the sole owner and operator of the Capital Hotel Yokon Ltd from 1957 to 1980. Mr. Miller started the Arctic Winter Games in 1970 where he was a Director and Chief fun Raiser and organizer of the games. He started the Alaska R.C.M.P. Hand Gun Competition in 1970. Mr. Miller was a director and part owner of White Pass Hotels Ltd., Edge Water and the Astor Hotel from 1975 to 1985. From 1983 to 1990 he was President and Director of Cal Miller Holdings.

     Although Adam Smith, Gordon Krushnisky and Raymond Miller do not work full time for the Company, they plan to devote whatever time is required once the mineral property has an exploration program ready for its development. The President of the Company will spend approximately 25 hours a month on administrative and planning for the Company's future exploration program while the Secretary Treasurer will work for on 15 hours per month to prepare corporate documents. Once development of the QUINCY claim takes place, the President and Secretary Treasurer will find that their hours each month will increase although they will be relying upon mining professionals to do undertake the exploration program on behalf of the Company.

     None of the directors or officers are related to each other and are not related to any person under consideration for nomination as a director or appointment as an executive officer.

ITEM 6. EXECUTIVE COMPENSATION

     None of the Company's executive officers have received compensation since the Company's inception.

     The following table sets forth compensation paid or accrued by the Company during the period ended August 31, 2000 to the Company's President, Director and Secretary Treasurer.

                        SUMMARY COMPENSATION TABLE (2000)

                                                                    Long Term Compensation (US Dollars)
                                                                    -----------------------------------
                             Annual Compensation                       Awards                Payouts
                             -------------------                       ------                -------
          (a)                (b)          (c)           (e)          (f)           (g)          (h)          (i)
                                                       Other      Restricted                              All other
                                                      Annual        stock       Options/       LTIP        compen-
    Name and Princi-                                   Comp.        awards         SAR        payouts      sation
      pal position           Year        Salary         ($)          ($)           (#)          ($)          ($)
      ------------           ----        ------         ---          ---           ---          ---          ---

Adam Smith               1999-2000         -0-           -0-          -0-           -0-          -0-          -0-
President and
  Director

Gordon Krushnisky        1999-2000         -0-           -0-          -0-           -0-          -0-          -0-
Secretary Treasurer
  and Director

Raymond Miller           1999-2000         -0-           -0-          -0-           -0-          -0-          -0-
Director

There has been no compensation given to any of the Directors or Officers during 1999 and 2000. There are no stock options outstanding as at August 31, 2000 and no options have been granted in 2000, but it is contemplated that the Company may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION OF DIRECTORS

     Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has never before filed a prospectus specified under Section 10(a) of the Securities Act of 1933 at this time. The Company raised funds from its officers and directors relatives, friends and business associates as more fully described below.

SHARES ISSUED TO DIRECTORS AND OFFICERS

     Adam Smith, President, 1,000,000 shares at $0.001 per share for cash consideration.

     Gordon Krushnisky, Secretary Treasurer and Director, 1,000,000 shares at $0.001 per share for cash consideration.

     Raymond Miller, Director, 2,000,000 shares at a price of $0.001 per share for cash consideration.

     Both the above share issues are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the holders of these shares of the Company could sell a percentage of their shares every three months based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this stock and a legend is imprinted on each stock certificate.

SHARES ISSUED TO OTHER SHAREHOLDERS

     On or about July 27, 1999, the Company issued the following shares to individuals, other than directors and officers, contained in the list noted below for the consideration of $0.001 per share. All shares were paid for in cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares.

                                                        NUMBER OF
                    SHAREHOLDER                           SHARES
                    -----------                           ------
           Anita Wolfe                                   535,000
           Mike Thachuk                                  455,000
           Doris O'Brien                                 500,000
           Marion Sept                                   540,000
           Mavis E. Shaw                                 480,000
           Ken Radomsky                                  550,000
           Klaus Van Eyk                                 530,000
           Ray Levesque                                  450,000
           Karen Ford                                    545,000
           Charlene Abrahams                             525,000
           Auggneethe Quashie                            500,000
           E. Del Thachuk                                390,000


     The director and officer of the Company have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement. The Company has given recognition to this contribution by including in expenses and crediting capital surplus the following amounts:

                Management fees                     $ 6,000
                Rent                                  3,600
                Telephone                             1,200
                                                     ------
                                                    $10,800
                                                     ======

     One of the directors of the Company is a director, officer and stockholder of another company. Therefore, conflicts of interest may arise between his duty as director of the Company and as a director and an officer of other companies. All such possible conflicts will be disclosed and the directors concerned will govern himself in respect thereof to the best of his ability in accordance with the obligations imposed on him under the laws of the State of Nevada.

     All officers and the director are aware of their fiduciary responsibilities under corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as officers and director of the Company. Any transaction with officers or directors will only be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Company, and depending upon the magnitude of the transactions and the absence of any disinterested board members, the transactions may be submitted to the shareholders for their approval in the absence of any independent board members.

     The President of the Company has advanced money to the Company for general working capital in the amount of $100.

     The above noted advance is on a demand basis and bears no interest.

     The three directors are prepared to advance other money to the Company for an exploration program on the Quincy claim. Such commitment would not exceed $50,000 since any exploration program initially would not incur this cost. If the Company is unable to raise further money from the issuance of its capital stock or institutional investors and the directors are unwilling to advance further funds subsequent to the above noted advancement, then the Company will not be able to operate as a going concern and might cease to exist.

     The Company has not entered into any transactions with a related party and does not intend to do so in the immediate future. It is the intention of the Company to deal with third parties in all its acquisitions of properties.

REPORTS TO SECURITY HOLDERS

     Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual reports to security holders through its status of a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go to the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

     Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with the appropriate proxy material will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

     The public may read and copy any material of the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding the issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

YEAR 2000 COMPUTER PROBLEMS

     The Company has experienced no difficulties with the Year 2000 computer problems. Previous to the Year 2000 the Company did the following:

     (i) Requested its professionals, which the Company was using, to diagnose and repair the existing and known Year 2000 problems in their computer software and systems since the Company does not currently have its own computer system;

     (ii) reviewed the possible contingent liabilities the Company may have to third parties as a result of non-compliant systems; and

     (iii)examined the extent the Company depends on third parties whose systems may not be Year 2000 compliant.

     The Company can give no assurance that the Year 2000 compliance can be fully achieved by outside parties, being its professionals, suppliers and creditors, it is using in transacting its business but expects to experience no difficulties from its own system to be purchased in the future.

ITEM 8. DESCRIPTION OF SECURITIES

     The Company's Articles of Incorporation currently provide that the Company is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at June 30, 2000, 10,026,500 shares were outstanding.

COMMON STOCK

     Each holder of record of the Company's common stock is entitled to one vote per share in the election of the Company's directors and all other matters submitted to the Company's stockholders for a vote. Holders of the Company's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefore, and to share ratably in all assets available for distribution to the Company's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Company's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

     Neither the Company's Articles of Incorporation nor its Bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

     There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

                                     PART 11


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company's stock is not presently traded or listed on any public market. Upon effectiveness of the Company's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over-the-counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board".

     There is no established market price for the shares. There are no common shares subject to outstanding options or warrants or securities convertible into common equity of the Company. The number of shares subject to Rule 144 is 4,000,000 shares. Each share certificate has the appropriate legend affixed thereto. There are no shares being offered to the public and no shares have been offered pursuant to an employee benefit plan or dividend reinvestment plan.

HOLDERS

     There are 38 record holder of the Company's common stock as at August 31, 2000. Three of these shareholders are current directors and officers.

DIVIDENDS

     The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain any earnings for the operation and expansion of its business.

TRANSFER AGENT

     The Company's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM 2. LEGAL PROCEEDINGS

     There are no legal proceedings to which the Company is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3. DISAGREEMENT WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

     From inception to date, the Company's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to April 30, 2000 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Company's accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     From inception through to August 31, 2000, the Company has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

(i) Subscription for shares by Directors and Officers of the Company

    a. Subscription for shares by current directors and officers

     On June 17, 1999 the Company issued to its President, Adam Smith, 1,000,000 common shares, to its Secretary Treasurer, Gordon Khrushnisky, 1,000,000 common shares and issued to Raymond Miller, a Director, 2,000,000 common shares at $0.001 per share.

     The shares issued to the present directors and officers are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the former and present Directors and Officers could sell within a three month period a percentage of their shares based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this certificate and a legend has been imprinted on the stock certificate itself.

(ii) Subscription for 6,000,000 shares

     On July 26, 1999, the Company accepted subscriptions from twelve investors in the amount of 6,000,000 shares at a price of $0.001 per share. In all cases the consideration was cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares.

     Subscription for 26,500 shares

     On August 15, 1999, the Company accepted subscriptions from twenty-three investors in the amount of 26,500 shares at a price of $0.10 per share. In all cases the consideration was cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation contain provisions which, in substance, eliminate the personal liability of the Board of Directors and officers of the Company and its shareholders from monetary damages for breach of fiduciary duties as directors to the extent permitted by Nevada law. By virtue of these provisions, and under current Nevada law, a director of the Company will not be personally liable for monetary damages for breach of fiduciary duty, except liability for:

     a.   breach of his duties of loyalty to the Company or to its shareholders;

     b. acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     c. dividends or stock repurchase or redemptions that are unlawful under Nevada law; and

     d. any transactions from which he or she receives an improper personal benefit.

     These provisions pertain only to breaches of duty by individuals solely in the capacity as directors, and not in any other corporate capacity, such as an officer, and limit liability only for breaches of fiduciary duties under Nevada law and not for violations of other laws (such as Federal securities laws). As a result of these indemnifications provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their duties, although it maybe possible to obtain injunctive or other equitable relief with respect to such actions.

     The inclusion of these indemnification provisions in the Company's By-laws may have the effect of reducing the likelihood of derivation litigation against directors, and may discourage or deter shareholders or management from bringing lawsuit action, if successful, might otherwise benefit the Company or its shareholders.

     The Company will be entering into separate indemnification agreements with its directors and officers containing provisions that provide for the maximum indemnification allowed to directors and officers under Nevada law and the Company, among other obligations, to indemnify such directors and officers against certain liabilities that may arise by reason of their status as directors and officers, other than liabilities arising from willful misconduct of a culpable nature, provided that such persons acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interest of the Company and, in the case of criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnification agreement provides generally that the Company will, subject to certain exceptions, advance the expenses incurred by director and officers as a result of any proceedings against them as to which they may be entitled to indemnifications. The Company believes these arrangements are necessary to attract and retain qualified persons as directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS


     The following financial statements are filed with this Form 10-SB:

                                                                                         Page
                                                                                        ------
Report of Independent Certified Public Accountants                                        39
Financial Statements Quincy Resources, Inc.
        Balance Sheet as at April 30, 2000                                                40
        Statement of Operations for the Period from May 5, 1999 (Date
          of Inception) to April 30, 2000                                                 41
        Statement of Changes in Stockholders' Equity for the Period from
          May 5, 1999 (Date of Inception) to April 30, 2000                               42
        Statement of Cash Flows for the Period from May 5, 1999 (Date
          of Inception) to April 30, 2000                                                 43
        Notes to Financial Statements                                                     44

ANDERSEN ANDERSEN & STRONG, L.C.                  941 East 3300 South, Suite 220
--------------------------------                     Salt Lake City, Utah, 84106
Certified Public Accountants and Business                 Telephone 801-486-0096
  Consultants                                                   Fax 801-486-0098
Member SEC Practice Section of the AICPA


Board of Directors
Quincy Resources, Inc.
Vancouver B. C. Canada


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Quincy Resources, Inc. (exploration stage company) at April 30, 2000 and the statement of operations, stockholders' equity, and cash flows for the period from May 5, 1999 (date of inception) to April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quincy Resources, Inc. at April 30, 2000, and the results of operations, and cash flows for the period from May 5, 1999 (date of inception) to April 30, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the exploration stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Salt Lake City, Utah                          /s/  "Andersen Andersen & Strong"
July 21, 2000

                             QUINCY RESOURCES, INC.
                           (EXPLORATION STAGE COMPANY)
                                  BALANCE SHEET
                                 APRIL 30, 2000

--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS

     Cash                                                        $      567
                                                                    -------

           Total Current Assets                                         567
                                                                    -------


     MINERAL LEASES - Note 3                                             --
                                                                    -------

                                                                 $      567
                                                                    =======

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

      Accounts payable - related party                           $      100
      Accounts payable                                                1,075
                                                                     ------

            Total Current Liabilities                                 1,175
                                                                      -----

STOCKHOLDERS' EQUITY

Common stock

      200,000,000 shares authorized, at $0.001 par
      value; 10,026,500 shares issued and outstanding                10,027

Capital in excess of par value                                       13,423

Deficit accumulated during the exploration stage                    (24,058)
                                                                    -------

Total Stockholders' Deficiency                                         (608)
                                                                    -------


                                                                  $     567
                                                                    =======

   The accompanying notes are an integral part of these financial statements.

                             QUINCY RESOURCES, INC.
                           (EXPLORATION STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                           FOR THE PERIOD MAY 5, 1999
                      (DATE OF INCEPTION) TO APRIL 30, 2000

--------------------------------------------------------------------------------

REVENUES                                                 $      --

EXPENSES                                                    24,058
                                                          --------

NET LOSS                                                 $ (24,058)
                                                          ========

NET LOSS PER COMMON SHARE

     Basic                                               $       --
                                                          =========

AVERAGE OUTSTANDING SHARES

     Basic                                                7,229,051
                                                          =========















   The accompanying notes are an integral part of these financial statements.

                             QUINCY RESOURCES, INC.
                           (EXPLORATION STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE PERIOD MAY 5, 1999 (DATE OF INCEPTION)
                                TO APRIL 30, 2000

--------------------------------------------------------------------------------


                                                                  CAPITAL IN
                                            COMMON STOCK          EXCESS OF             ACCUMULATED
                                         SHARES      AMOUNT       PAR VALUE               DEFICIT
                                        --------    --------      ----------              -------

BALANCE MAY 5, 1999 (date of inception)       --    $     --      $      --              $     --

Issuance of common stock for cash
  at $.001 - June 17, 1999             4,000,000       6,000             --                    --

Issuance of common stock for cash
  at $.001 - July 26, 1999             6,000,000       6,000             --                    --

Issuance of common stock for cash
  at $.10 - August 15, 1999               26,500          27         2, 623                    --

Capital contribution-expenses-
   Related parties                            --          --         10,800                    --

Net operating loss for the period
    May 5, 1999 to April 30, 2000             --          --             --               (24,058)
                                      ----------    --------       --------              --------
BALANCE APRIL 30, 2000                10,026,500    $ 10,027      $  13,423             $ (24,058)
                                      ==========    ========       ========              ========














   The accompanying notes are an integral part of these financial statements.

                             QUINCY RESOURCES, INC.
                           (EXPLORATION STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                           FOR THE PERIOD MAY 5, 1999
                      (DATE OF INCEPTION) TO APRIL 30, 2000
--------------------------------------------------------------------------------


CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                                    $ (24,058)

Adjustments to reconcile net loss to net cash provided by operating activities:

    Change in accounts payable                                  1,175
    Capital contributions - expenses - related parties         10,800
                                                                   --
                                                             --------

Net Decrese in Cash From Operations                           (12,083)
                                                             ========

CASH FLOWS FROM INVESTING
    ACTIVITIES:                                                    --
                                                             --------
CASH FLOWS FROM FINANCING
    ACTIVITIES:

       Proceeds from issuance of common stock                  12,650
                                                             --------

Net Increase in Cash                                              567

Cash at Beginning of Period                                        --
                                                             --------

Cash at End of Period                                       $     567
                                                             ========

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Capital contributions - expenses - related parties          $  10,800
                                                             ========




   The accompanying notes are an integral part of these financial statements.

                             QUINCY RESOURCES, INC.
                           (EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCLAL STATEMENTS

--------------------------------------------------------------------------------

1. ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on May 5, 1999 with authorized common stock of 200,000,000 shares with $0.001 par value.

The Company was organized for the purpose of acquiring and developing mineral properties. At the report date mineral claims, with unknown reserves, had been acquired. The Company has not established the existence of a commercially minable ore deposit and therefore has not reached the development stage and is considered to be in the exploration stage.

Since inception the Company has completed Regulation D offerings of 10,026,500 shares of its capital stock for cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes

On April 30, 2000, the Company had a net operating loss carry forward of $24,058. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations. The net operating loss expires in 2021.

Basic and Diluted Net Income (Loss) Per Share

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

                             QUINCY RESOURCES, INC.
                           (EXPLORATION STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Capitalization of Mining Claim Costs

Costs of acquisition, exploration, carrying, and retaining unproven properties are expensed as incurred. Cost incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value. Expenditures for mine equipment will be capitalized and depreciated over their useful lives.

Environmental Requirements

At the report date environmental requirements related to the mineral leases acquired are unknown and therefore an estimate of any future cost cannot be made.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of this standard had no impact on the total stockholder's equity.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

Financial Instruments

The carrying amounts of financial instruments are considered by management to be their estimated fair values.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

                             QUINCY RESOURCES, INC.
                           (EXPLORATION STAGE COMPANY)
                    NOTES TO FINANCLAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

3. ACQUISITION OF MINERAL LEASE

The Company acquired and staked an undeveloped mineral claim containing 16 units covering 256 hectores located in the Ferrier Creek area of the English Township in the Porcupine mining Division of Ontario, Canada approximately 50 kilometres south of the mining community of Timmins.

Assessment work in the amount of $6,400 is due on or before May 31, 2001 to maintain the property in good standing.

4. RELATED PARTY TRANSACTIONS

Related parties have acquired 40% of the common stock issued.

5. GOING CONCERN

The Company will need additional working capital to be successful in its efforts to develop the mineral lease acquired and continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the coming year.

There can be no assurance that the Company can be successful in this effort.

                                    PART 111

ITEM 1.           INDEX TO EXHIBITS

EXHIBIT
  NO.
-------
(2)      Charter and By-Laws
         (a)      Articles of Incorporation of QUINCY RESOURCES, INC. filed May 5, 1999
                  (filed herewith, page 49)
         (b)      Bylaws (filed herewith, page 53)
(3)      Instruments Defining Rights of Securities Holders
         (a)      Text of stock certificates for common stock (filed herewith, page 64)
(5)      Voting Trust Agreements
                  None
(6)      Material Contracts
         (a)      Not made in the ordinary course of business
                  (i)      Transfer Agent and Registrar Agreement between Registrant and Nevada
                           Agency & Trust Co., dated May 6, 1999 (filed herewith, page
                           65)
(10)     Consent of experts and counsel
         (i)      Consent of Andersen Andersen & Strong, L.C., independent certified public accountants (filed herewith, page 68)
(11)     Statement re computation of per share earnings
                  Not applicable
(16)     Letter of change in certifying accountant
                  Not applicable
(21)     Subsidiaries of the Registrant
                  Not applicable
(24)     Power of Attorney
                  Note
(27)     Financial Data Schedule Worksheet (filed herewith, page 69)
(99)     Addition Exhibits
                  None

ITEM 2.           DESCRIPTIONS OF EXHIBITS

                         [Attached, pages 49 through 71]

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            QUINCY RESOURCES, INC
                                                 (the Company)


                                      by       /s/  "Adam Smith"
                                          ----------------------------
                                                   Adam Smith
                                             President and Director


                                          Dated:    September 8, 2000

                            ARTICLES OF INCORORATION
                                                               EXHIBIT NO. 2 (a)
                                       OF

                             QUINCY RESOURCES, INC.

                                    * * * * *

     The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Nevada relating to private corporations, hereby adopts the following Articles of Incorporation:

              ARTICLE ONE. [NAME]. The name of the corporation is:

                             QUINCY RESOURCES, INC.

     ARTICLE TWO. [RESIDENT AGENT]. The initial agent for service of process is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, City of Reno, County of Washoe, State of Nevada 89501.


     ARTICLE THREE. [PURPOSES]. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America, and without limiting the generality of the foregoing, specifically:

     1. [OMNIBUS] . To have to exercise all the powers now or hereafter conferred by the laws of the State of Nevada upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

     11. [CARRYING ON BUSINESS OUTSIDE STATE). To conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

     111. [PURPOSES TO BE CONSTRUED AS POWERS] . The purposes specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

     ARTICLE FOUR. [CAPITAL STOCK]. The corporation shall have authority to issue an aggregate of TWO HUNDRED MILLION (200,000,000) Common Capital Shares, PAR VALUE ONE MILL ($0.001) per share for a total capitalization OF TWO HUNDRED THOUSAND DOLLARS ($200,000).

     The holders of shares of capital stock of the corporation shall not be entitled to pre-emptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue.

     The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

     The stockholders shall not possess cumulative voting rights at all shareholders meetings called for the purpose of electing a Board of Directors.

     ARTICLE FIVE. [DIRECTORS]. The affairs of the corporation shall be governed by a Board of Directors of no more than eight (8) nor less than one (1) person. The names and addresses of the first Board of Director are:

                  NAME                                   ADDRESS
                 ------                                  -------
               Adam Smith                       1327 Laburnum Street
                                                Vancouver, British Columbia
                                                Canada, V6J 2W4

     ARTICLE SIX. [ASSESSMENT OF STOCK]. The capital stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

     ARTICLE SEVEN. [INCORPORATOR]. The name and address of the incorporator of the corporation is as follows:

         NAME                               ADDRESS
         -----                              -------
         Amanda Cardinalli                  50 West Liberty Street, Suite 880
                                            Reno, Nevada 89501

     ARTICLE EIGHT. [PERIOD OF EXISTENCE]. The period of existence of the corporation shall be perpetual.

     ARTICLE NINE. [BY-LAWS]. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

     ARTICLE TEN. [STOCKHOLDERS' MEETINGS]. Meeting of stockholders shall be held at such place within or without the State of Nevada as may be provided by the By-laws of the corporation. Special meetings of the stockholders may be called by the President or any other executive officer of the corporation, the Board of Directors, or any member thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

     ARTICLE ELEVEN . [CONTRACTS OF CORPORATION]. No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall in any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or not so interested.

     ARTICLE.TWELVE. [LIABILITY OF DIRECTORS AND OFFICERS]. No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes.

     IN WITNESS WHEREOF, the undersigned incorporator has hereunto affixed her signature at Reno, Nevada this 4th day of May, 1999.


                                      by   /s/  "Amanda Cardinalli"
                                          -----------------------------
                                           AMANDA CARDINALLI

STATE OF NEVADA            }
                           : SS.
COUNTY OF WASHOE           }


     On the 4th day of May, 1999, before me, the undersigned, a NOTARY PUBLIC in and for the State of Nevada, personally appeared AMANDA CARDINALLI, known to me to be the person described in and who executed the foregoing instrument, and who acknowledged to me that she executed the same freely and voluntarily for the uses and purposes therein mentioned.

     IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.


                                           by    /s/   "Margaret Oliver"
                                               ---------------------------
                                                     NOTARY PUBLIC

Residing in Reno, Nevada
My Commission Expires:
October 10, 2002

                                     BY LAWS
                                                               EXHIBIT NO. 2 (b)
                                       OF

                             QUINCY RESOURCES, INC.

                              A NEVADA CORPORATION

                                    ARTICLE I

                                     OFFICES


SECTION 1. The registered office of this corporation shall be in the City of Reno, State of Nevada.

SECTION 2. The Corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

                                    ARTICLE 2

                            MEETINGS OF STOCKHOLDERS

SECTION 1. All annual meetings of the stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the Directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

SECTION 2. Annual meetings of the stockholders shall be held on the anniversary date of incorporation each year if not a legal holiday and, and if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

SECTION 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary, by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

SECTION 4. Notices of meetings shall be in writing and signed by the President or Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the Directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to an officer of the corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting, it shall not be necessary to deliver or mail such notice of the meeting to the transferee.

SECTION 5. Business transactions at any special meeting of stockholders shall be limited to the purpose stated in the notice.

SECTION 6. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcements at the meeting, until a quorum shall be presented or represented. At such adjourned meetings at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 7. When a quorum is present or represented at any meeting, the vote of the holders of 10% of the stock having voting power present in person or represented by proxy shall be sufficient to elect Directors or to decide any question brought before such meeting, unless the question is one upon which by express provision of the statute or of the Articles of Incorporation, a different vote shall govern and control the decision of such question.

SECTION 8. Each stockholder of record of the corporation shall be entitled at each meeting of the stockholders to one vote for each share standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for Directors and the vote upon any question before the meeting shall be by ballot.

SECTION 9. At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all the powers conferred by such written instruction upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be voted at a meeting of the stockholders unless it shall have been filed with the Secretary of the meeting when required by the inspectors of election. All questions regarding the qualifications of voters, the validity of proxies and the acceptance of or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer at the meeting.

SECTION 10. Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statute or the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

                                    ARTICLE 3

                                    DIRECTORS

SECTION 1. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

SECTION 2. The number of Directors which shall constitute the whole board shall be riot less than one and not more than eight. The number of Directors may from time to time be increased or decreased to not less than one nor more than eight by action of the Board of Directors. The Directors shall be elected at the annual meeting of the stockholders and except as provided in section 2 of this Article, each Director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

SECTION 3. Vacancies in the Board of Directors including those caused by an increase in the number of Directors, may be filed by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, and each Director so elected shall hold office until his successor is elected at the annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the Directors by vote at a meeting called for such purpose or by a written statement filed with the Secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously and the vacancies on the Board of Directors resulting therefrom shall only be filled from the stockholders.

     A vacancy or vacancies on the Board of Directors shall be deemed to exist in case of death, resignation or removal of any Director, or if the authorized number of Directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any Director or Directors are elected to elect the full authorized number of Directors to be voted for at that meeting.

     The stockholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors. If the Board of Directors accepts the resignation of a Director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective

     No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

                                    ARTICLE 4

                        MEETING OF THE BOARD OF DIRECTORS

SECTION 1. Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

SECTION 2. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the Directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

SECTION 3. Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

SECTION 4. Special meetings of the Board of Directors may be called by the Chairman or the President or by the Vice-President or by any two Directors. Written notice of the time and place of special meetings shall be delivered personally to each Director, or sent to each Director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or if not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the postal service or delivered to the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered or taxed, it shall be so delivered or taxed at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing, delivery or taxing as above provided shall be due, legal and personal notice of such Director.

SECTION 5. Notice of the time and place of holding an adjourned meeting need not be given to the absent Directors if the time and place be fixed at the meeting adjourned.

SECTION 6. The transaction of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though transacted at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after such meeting, each of the Directors not present signs a written waiver of notice, or a consent of holding such meeting, or approvals of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 7. The majority of the authorized number of Directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

SECTION 8. A quorum of the Directors may adjourn any Directors meeting to meet again at stated day and hour; provided, however, that in the absence of a quorum, a majority of the Directors present at any Directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

                                    ARTICLE 5

                             COMMITTEES OF DIRECTORS

SECTION 1. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of two or more of the Directors of the corporation which, to the extent provided in the resolution, shall and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

SECTION 2. The committee shall keep regular minutes of their proceedings and report the same to the Board of Directors.

SECTION 3. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

                                    ARTICLE 6

                            COMPENSATION OF DIRECTORS

SECTION 1. The Directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

                                    ARTICLE 7

                                     NOTICES

SECTION 1. Notices to Directors and stockholders shall be in writing and delivered personally or mailed to the Directors or stockholders at their addresses appearing on the books of the corporation. Notices to Directors may also be given by fax and by telegram. Notice by mail, fax or telegram shall be deemed to be given at the time when the same shall be mailed.

SECTION 2. Whenever all parties entitled to vote at any meeting, whether of Directors or stockholders, consent, either by a writing on the records of the meeting or filed with the Secretary, or by presence at such meeting or oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

SECTION 3. Whenever any notice whatever is required to be given under the provisions of the statute, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                    ARTICLE 8

                                    OFFICERS

SECTION 1. The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. Any person may hold two or more offices.

SECTION 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a Director, and shall choose a President, a Secretary and a Treasurer, none of whom need be Directors.

SECTION 3. The Board of Directors may appoint a Vice-Chairman of the Board, Vice-Presidents and one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

SECTION 4. The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

SECTION 5. The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

SECTION 6. The CHAIRMAN OF THE BOARD shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

SECTION 7. The VICE-CHAIRMAN shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform other such duties as the Board of Directors may from time to time prescribe.

SECTION 8. The PRESIDENT shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation.

SECTION 9. The VICE-PRESIDENTS shall act under the direction of the President and in absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

SECTION 10. The SECRETARY shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and will perform other such duties as may be prescribed by the President or the Board of Directors.

SECTION 11. The ASSISTANT SECRETARIES shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform other such duties and have such other powers as the President and the Board of Directors may from time to time prescribe.

12. SECTION The TREASURER shall act under the direction of the President. Section Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all money and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the

President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

     If required by the Board of Directors, the Treasurer shall give the corporation a bond in such sum and with such surety as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

SECTION 13. The ASSISTANT TREASURERS in order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

                                    ARTICLE 9

                              CERTIFICATES OF STOCK

SECTION 1. Every stockholder shall be entitled to have a certificate signed by the President or a Vice- President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more that one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such stock.

SECTION 2. If a certificate is signed (a) by a transfer agent other than the corporation or its employees or (b) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signatures have been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

SECTION 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

SECTION 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duty endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been compiled with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

SECTION 5. The Board of Directors may fix in advance a date not exceeding  sixty
(60) days nor less than ten (IO) days preceding the date of any meeting of stockholders, or the date of the payment of any dividend, or the date of the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date for the termination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to give such consent, and in the such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote as such meeting, or any adjournment thereof, or to receive such payment of dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after such record date fixed as aforesaid.

SECTION 6. The corporation shall be entitled to recognize the person registered on its books as the owner of the share to be the exclusive owner for all purposes including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claims to or interest in such shares or shares on the part of any -other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

                                   ARTICLE 10

                               GENERAL PROVISIONS

SECTION 1. Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

SECTION 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing and maintaining any property of the corporation, or for such other purpose as the Directors shall think conducive to the interests of the corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

SECTION 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

SECTION 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

SECTION 5. The corporation may or may not have a corporate seal, as may be from time to time determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

                                   ARTICLE 11

                                 INDEMNIFICATION

     Every person who was or is a party or is a threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a Director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a Director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such Directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

     The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the corporation, or is or was serving at the request of the corporation as a Director or officer of another corporation, or as its representative in a partnership, joint venture. trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

     The Board of Directors may form time to time adopt further Bylaws with respect to indemnification and amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

                                   ARTICLE 12

                                   AMENDMENTS

SECTION 1. The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

SECTION 2. The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particulars of the Bylaws which shall not be amended by the Board of Directors.

APPROVED AND ADOPTED MAY 6, 1999.

                          CERTIFICATE OF THE SECRETARY

I, Gordon Krushnisky, hereby certify that I am the Secretary of QUINCY RESOURCES INC., and the foregoing Bylaws, consisting of 8 pages, constitute the code of Bylaws of this company as duly adopted at a regular meeting of the Board of Directors of the corporation held on May 6, 1999.

IN WITNESS WHEREOF, I have hereunto subscribed my name on May 6, 1999.


   /s/ "Gordon Krushnisky"
-----------------------------
Gordon Krushnisky - Secretary

                                                                    Exhibit 3(a)

                NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
               INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

                           SPECIMEN STOCK CERTIFICATES

NUMBER                                                     CUSIP NO. 171788 10 2
                                                                          SHARES


                              QUINCY RESOURCES INC.

                   Authorized Common Stock: 200,000,000 Shares
                                Par Value: $0.001

THIS CERTIFIES THAT

IS THE RECORD HOLDER OF

          -Shares of QUINCY RESOURCES INC. Common Stock -

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

     Witness the facsimile seal of the Corporation and the facsimile of its duly authorized officers.


Dated:



---------------------------------                   ----------------------------
           Secretary                                          President


Not valid unless countersigned by transfer agent


                                                    Countersigned Registered:
                                                 NEVADA AGENCY AND TRUST COMPANY
                                               50 WEST LIBERTY STREET, SUITE 880
                                                       RENO, NEVADA, 89501

                                            By
                                              ----------------------------------
                                                      Authorized Signature

                                                                 EXHIBIT 6(a)(i)

                     TRANSFER AGENT AND REGISITRAR AGREEMENT

     THIS AGREEMENT made and entered into this 6th day of May, 1999, by and between:

NEVADA AGENCY AND TRUST COMPANY, 50 West Liberty Street, Suite 880, Reno, Nevada 89501, hereinafter called "TRANSFER AGENT," and

QUINCY RESOURCES INC., 320-1100 Melville Street, Vancouver, B.C. V6E 4A6, a Nevada corporation, hereinafter called "COMPANY."

     NOW THEREFORE, for valuable consideration and the mutual promises herein contained, the parties hereto agree as follows, to wit:

     1. [APPOINTMENT OF TRANSFER AGENT] The COMPANY hereby appoints TRANSFER AGENT as the Transfer Agent and Registrar for the COMPANY'S Common Stock, commencing on this 6th day of May, 1999.

     2. [COMPANY'S DUTY] The COMPANY agrees to deliver to TRANSFER AGENT a complete up-to-date stockholder list showing the name of the individual stockholder, current address, the number of shares and the certificate numbers, it being specifically understood and agreed that the TRANSFER AGENT is not to be held responsible for any omissions or error, that may leave occurred prior to this Agreement whether on the part of the COMPANY itself or its previous transfer agent or agents. The COMPANY hereby agrees to indemnify TRANSFER AGENT in this regard.

     3. [STOCK CERTIFICATES] The COMPANY agrees to provide an adequate number of stock certificates to handle the COMPANY'S transfers oil a current basis. Upon receipt of TRANSFER AGENT'S request, the COMPANY agrees to furnish additional stock certificates as TRANSFER AGENT deems necessary considering the volume of transfers. The stork certificates shall be supplied at COMPANY'S cost. The TRANSFER AGENT agrees to order stock certificates from its printer upon request of the COMPANY.

     4. [TRANSFER AGENT DUTIES] TRANSFER AGENT agrees to handle the COMPANY'S transfers, record the same, and maintain a ledger, together with a file containing all correspondence relating to said transfers, which records shall be kept confidential and be available to the COMPANY and its Board of Directors, or to any person specifically authorized by the Board of Directors to review the records which shall be made available by TRANSFER AGENT during the regular business hours.

     5. [TRANSFER AGENT REGISTRATION] TRANSFER AGENT warrants that it is registered as a Transfer Agent with the United Stakes Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

     6. [STOCKHOLIDER LIST] From time to time, as necessary for Company stockholders meeting or mailings, the TRANSFER AGENT will certify and make available to the current, active stockholders list for COMPANY purposes. it is agreed that a reasonable charge for supplying such list will be made by TRANSFER AGENT to the COMPANY. It is further agreed that in the event the TRANSFER AGENT received a request or a demand from a stockholder or the attorney of agent for a stockholder, for a list of stockholders, the TRANSFER AGENT will serve notice of such request by certified mail to the COMPANY. The COMPANY will have forty-eight
(48) hours to respond in writing to the TRANSFER AGENT. If the COMPANY orders the TRANSFER AGENT to withhold delivery of a list of stockholders as requested, the TRANSFER AGENT agrees to follow the orders of the COMPANY. The COMPANY will then follow the procedure set forth in the Uniform Commercial Code to restrain the TRANSFER AGENT from making delivery of a stockholders list.

     7. [TRANSFER FEE] TRANSFER AGENT agrees to assess and collect from the person requesting a transfer and/or the transferor, a fee of Fifteen and No/100 dollars ($15.OO) for each stock certificate issued, except original issues of stock or warrant certificates, which fees shall be paid by the COMPANY. This fee may be decreased or increased at any time by the TRANSFER AGENT. This fee shall be the property of the TRANSFER AGENT.

     8. [ANNUAL FEE] The COMPANY agates to pay the TRANSFER AGENT an annual fee of TWELVE HUNDRED DOLLARS ($1,200.00) each year. This fee reimburses the TRANSFER AGENT for the expense and time required to respond to the written and oral inquiries from brokers and the investing public, as well as maintaining the transfer books and records of the corporation. The annual fee will be due on 1st of July of each year and is subject to annual review.

     9 [TERMINATION] This Agreement may be terminated by either party given written notice of such termination to the other party at least ninety (90) days before the effective date. The TRANSFER AGENT shall return all of the transfer records to the COMPANY and its duties and obligations as TRANSFER AGENT shall cease at that time. The TRANSFER AGENT will be paid a Termination Fee of $1.00 per registered stockholder of the Company at the time the written termination notice is served.

     I0. [COMPANY STA'I'US] The COMPANY will promptly advise the TRANSFER AGENT of any changes or amendments to the Articles of Incorporation, any significant changes in corporate status, changes in officers, etc., and of all changes in filing status with the Securities and Exchange Commission, or any state entity, and to hold the, TRANSFER AGENT harmless from its failure to do so.

      II- [INDEMNIFICATION OF TRANSFER AGENT]   The COMPANY agrees to
indemnify and hold harmless the TRANSFER AGENT, from any and all loss, liability of damage, including reasonable attorneys' fees and expenses, arising out of, or resulting from the assertion against the TRANSFER AGENT of any claims, debts or obligations in connection with any of the TRANSFER AGENT'S duties as set forth in the Agreement, and specifically it is understood that the

TRANSFER AGENT shall have the right to apply to independent counsel at the COMPANY'S expense in following the COMPANY'S directions and orders.

    12. [COUNTERPARTS] This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, but all such counterparts shall constitute one and the same instrument.

    13. [NOTICE] Any notice under this Agreement shall be deemed to have been sufficiently given if sent by registered or certified mail, postage prepaid, addressed as follows:

                           TO THE COMPANY:
                           Gordon Ross Krushnisky
                           QUINCY RESOURCES INC
                           320-1100 Melville Street
                           Vancouver, B.C. V6E 4A6

                           TO THE TRANSFER AGENT:
                           NEVADA  AGENCY  AND  TRUST  COMPANY
                           50 West  Liberty Street, Suite 880 Reno,
                           Nevada 89501

     14. [MERGER CLAUSE] This Agreement supersedes all prior agreements and understandings between the parties and may not be changed or terminated orally, and no attempted change, termination or waiver of any of the provisions hereof shall binding unless in writing and signed by the parties hereto.

     15. [GOVERNING LAW] This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

   THIS AGREEMENT has been executed by the parties hereto as of the day and year 1st above written, by the duly authorized officer or officers of said parties, and the same will be binding upon the assigns and successors in interest of the parties hereto.

                                            NEVADA AGENCY AND TRUST COMPANY
                                            TRANSFER AGENT


                                         BY   /S/   "AMANDA CARDINALLI"
                                              ---------------------------------
                                              AMANDA CARDINALLI, VICE PRESIDENT


                                         QUINCY RESOURCES INC.
                                         COMPANY

                                         BY   /S/   "GORDON KHRUSNISKY"
                                              ---------------------------------
                                                    GORDON KHRUSHNISKY




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

                                                                      EXHIBIT 10

ANDERSEN ANDERSEN & STRONG, L.C.                  941 East 3300 South, Suite 202
--------------------------------                      Salt Lake City, Utah 84106
Certified Public Accountants and Business                 Telephone 801-486-0096
  Consultants
MEMBER SEC PRACTICE SECTION OF THE AICPA


               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


QUINCY RESOURCES, INC.

We hereby consent to the use of our report dated July 21, 2000, for the period ended April 30, 2000 in the registration statement of Quincy Resources, Inc. filed in the registration From 10 SB.



                                                      /s/   "Andersen"
                                             -----------------------------------
                                             Andersen Andersen and Strong L.L.C.


July 26, 2000
Salt Lake City, Utah



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